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                             June 6, 2024

       Yishai Cohen
       Chief Executive Officer of Landa Holdings, Inc.
       Landa Financing LLC
       20 West 22nd Street
       New York, NY 10010

                                                        Re: Landa Financing LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed May 15, 2024
                                                            File No. 024-12193

       Dear Yishai Cohen:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment to Offering Statement on Form 1-A filed May 15, 2024

       Part I
       Item 3. Application of Rule 262, page I-1

   1. We note that the box is checked indicating that disclosure under Rule 262(d) is included in
                                                        Part II of the offering
statement; however, no disclosure is provided. Please remove the check mark or revise
your disclosure, as applicable.
       Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings,
       page I-1

   2. Please state the dollar amount of the shares currently being offered and the amount sold within the last 12
months. Also disclose this information on the cover page of the offering circular.
 Yishai Cohen
FirstName  LastNameYishai Cohen
Landa Financing LLC
Comapany
June 6, 2024NameLanda Financing LLC
June 6,
Page 2 2024 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Landa Filings